                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    ---------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                        (FIRST AMENDMENT AND RESTATEMENT)

                             MCRAE INDUSTRIES, INC.
                             ----------------------
                                (Name of Issuer)

                      $1.00 PAR VALUE CLASS A COMMON STOCK
                      ------------------------------------
                         (Title of Class of Securities)

                                    582757209
                                 --------------
                                 (CUSIP Number)

                                  MARVIN KISER
                              400 NORTH MAIN STREET
                       MOUNT GILEAD, NORTH CAROLINA 27306
                                 (910) 439-6147
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 8, 2000
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box: [ ].

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

---------------------------------                                                             ------------------------
                                                             13D
      CUSIP No. 582757209                                                                        Page 2 of 4 Pages
---------------------------------                                                             ------------------------


=================== ==================================================================================================
        1           NAME OF REPORTING PERSON                                                        Daniel Gary McRae
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

=================== ==================================================================================================
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                             (a)  [ ]
                                                                                                             (b)  [X]
=================== ==================================================================================================
        3           SEC USE ONLY

=================== ==================================================================================================
        4           SOURCE OF FUNDS*
                                                                                                                   00
=================== ==================================================================================================
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                        [ ]

=================== ==================================================================================================
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                             UNITED STATES OF AMERICA

========================= ======== ===================================================================================
                             7     SOLE VOTING POWER
       NUMBER OF                                                                                               64,287
         SHARES           ======== ===================================================================================
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY                                                                                              430,734
          EACH            ======== ===================================================================================
       REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON                                                                                                64,287
          WITH            ======== ===================================================================================
                            10     SHARED DISPOSITIVE POWER
                                                                                                              430,734
=================== ==================================================================================================
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              495,021
=================== ==================================================================================================
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                               [ ]

=================== ==================================================================================================
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                26.6%

=================== ==================================================================================================
        14          TYPE OF REPORTING PERSON*
                                                                                                                   IN
=================== ==================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                                                             ------------------------
                                                             13D
      CUSIP No. 582757209                                                                        Page 3 of 4 Pages
---------------------------------                                                             ------------------------


=================== ==================================================================================================
        1           NAME OF REPORTING PERSON                                                      James William McRae
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

=================== ==================================================================================================
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                             (a)  [ ]
                                                                                                             (b)  [X]
=================== ==================================================================================================
        3           SEC USE ONLY

=================== ==================================================================================================
        4           SOURCE OF FUNDS*
                                                                                                                   00
=================== ==================================================================================================
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                        [ ]

=================== ==================================================================================================
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                             UNITED STATES OF AMERICA
========================= ======== ===================================================================================
                             7     SOLE VOTING POWER
       NUMBER OF                                                                                               47,663
         SHARES           ======== ===================================================================================
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY                                                                                              430,734
          EACH            ======== ===================================================================================
       REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON                                                                                                47,663
          WITH            ======== ===================================================================================
                            10     SHARED DISPOSITIVE POWER
                                                                                                              430,734
=================== ==================================================================================================
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              478,397
=================== ==================================================================================================
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                               [ ]

=================== ==================================================================================================
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                25.7%
=================== ==================================================================================================
        14          TYPE OF REPORTING PERSON*

                                                                                                                   IN
=================== ==================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                                                             ------------------------
                                                             13D
      CUSIP No. 582757209                                                                        Page 4 of 4 Pages
---------------------------------                                                             ------------------------


=================== ==================================================================================================
        1           NAME OF REPORTING PERSON                                          McRae A Investment Company, LLC
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

=================== ==================================================================================================
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                             (a)  [ ]
                                                                                                             (b)  [X]
=================== ==================================================================================================
        3           SEC USE ONLY

=================== ==================================================================================================
        4           SOURCE OF FUNDS*
                                                                                                                   00
=================== ==================================================================================================
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                        [ ]

=================== ==================================================================================================
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                       NORTH CAROLINA

========================= ======== ===================================================================================
                             7     SOLE VOTING POWER
       NUMBER OF                                                                                              430,734
         SHARES           ======== ===================================================================================
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY
          EACH            ======== ===================================================================================
       REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON                                                                                               430,734
          WITH            ======== ===================================================================================
                            10     SHARED DISPOSITIVE POWER

=================== ==================================================================================================
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              430,734
=================== ==================================================================================================
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                               [ ]

=================== ==================================================================================================
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                23.2%

=================== ==================================================================================================
        14          TYPE OF REPORTING PERSON*
                                                                                                                   OO
=================== ==================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

         This First Amendment and Restatement amends and restates in its entirety the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 21, 1997 by Daniel Gary McRae and James William McRae, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 3, 1999.

ITEM 1.  SECURITY AND ISSUER.

                  This statement relates to the Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), of McRae Industries, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 400 North Main Street, Mount Gilead, North Carolina 27306.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)-(c) This statement is being filed by Daniel Gary McRae, James William McRae and McRae A Investment Company, LLC ("Investment"). The business address of Mr. D. Gary McRae is 400 North Main Street, Mount Gilead, North Carolina 27306 and his principal occupation is that of President and Chief Executive Officer of the Issuer. The business address of James W. McRae is also 400 North Main Street, Mount Gilead, North Carolina 27306 and his principal occupation is that of Vice President of the Issuer. Investment is a North Carolina limited liability company formed for the purpose of investing and reinvesting its property for the benefit of its members. Investment's only office is located at 409 North Main Street, Mount Gilead, North Carolina 27306.

                  (d) During the past five years, none of Mr. D. Gary McRae, Mr. James W. McRae and Investment have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, none of Mr. D. Gary McRae, Mr. James W. McRae and Investment have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. D. Gary McRae and Mr. James W. McRae are each citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Each of Mr. D. Gary McRae and James W. McRae (the "Managers") collectively acquired the sole voting and dispositive power over 509,385 shares of the Class A Common Stock (the "Testamentary Shares"), under the Will dated July 3, 1996 (the "Will") of their father, Branson J. McRae, who died on February 26, 1997 (the "Decedent") upon qualification as co-executors of the estate (the "Estate") of the Decedent on March 11, 1997 under the local law of Montgomery County, North Carolina.

                  On July 28, 1998, the Estate distributed 147,427 of the Testamentary Shares (the "Distributed Shares") pursuant to the provisions of the Will. Each Manager received 24,363 of the Distributed Shares.

                  On November 8, 2000, the Estate contributed the remaining 361,925 Testamentary Shares to the capital of Investment. Concurrently, the mother of the Managers, Mrs. Lorraine Hamilton McRae, contributed 68,809 shares ("Mrs. McRae's Shares") of the Class A Common Stock to the capital of Investment. The Managers are the managers of Investment.

                  No funds or other consideration were used in the acquisition of the Distributed Shares as each Manager became the beneficial owner of his portion of the Distributed Shares not by purchase but by operation of law under the Will. Investment issued membership interests in exchange for its beneficial ownership of the Testamentary Shares (except the Distributed Shares) and Mrs. McRae's Shares (collectively, the "Investment Shares"). The Managers may be deemed to have acquired beneficial ownership of the Investment Shares by virtue of their positions as managers of Investment.

         In addition, each of the Managers beneficially owns certain other shares of Class A Common Stock (the "Other Shares") which were primarily acquired by each respective Managers by gift and by purchase in the years prior to the death of the Decedent. The amount of such Other Shares is not material.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Since each Manager acquired his beneficial ownership his portion of the Distributed Shares not by purchase but by operation of law, they became beneficial owners without motive or purpose. Investment and the Managers acquired the Investment Shares as part of an estate planning device. Each Manager intends to hold his portion of the Distributed Shares for investment. Investment and the Managers intend to hold the Investment Shares for investment. Each Manager intends to hold his respective Other Shares also for investment.

                  The Managers and Investment, with respect to the Investment Shares and the Managers, individually with respect to their respective Distributed Shares and Other Shares, intend to evaluate the business and prospects of the Issuer and depending on their evaluation, other investment opportunities, market conditions and other factors as they may deem material, the Managers, either individually or together in their capacity as managers, and Investment may seek to acquire additional shares of the Class A Common Stock in the open market or otherwise, including conversion of shares of Class B Common Stock into Class A Common Stock pursuant to the Certificate of Incorporation of the Issuer. Alternatively, they may dispose of all or a portion of the shares of the Class A Common Stock presently held or hereafter acquired. Currently, the Managers, either individually or together in their capacity as managers, and Investment do not intend to acquire a material number of shares of Class A Common Stock in the open market.

                  Except as set forth in this Item 4, the Managers and Investment have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 to
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number of shares of Class A Common Stock that Mr. D. Gary McRae beneficially owns pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 495,021 which constitutes approximately 26.6% of the outstanding shares of the Class A Common Stock. Mr. D. Gary McRae disclaims beneficial ownership with respect to all such shares described in Item 5(b)(1)(ii) and (iii).

         The aggregate number of shares of Class A Common Stock that Mr. James
W. McRae beneficially owns pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 478,397 which constitutes approximately 25.7% of the outstanding shares of the Class A Common Stock. Mr. James W. McRae disclaims beneficial ownership with respect to all such shares described in Item 5(b)(2)(ii) and
(iii).

         The aggregate number of shares of Class A Common Stock that Investment beneficially owns pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 430,734 which constitutes approximately 23.2% of the outstanding shares of the Class A Common Stock.

         This statement does not include any interest of either Manager in Class A Common Stock through the Issuer's Employee Stock Ownership Plan.

                  (b) The shares of Class A Common Stock reported herein are beneficially owned among D. Gary McRae, James W. McRae and Investment as follows:

                           (1) With respect to Mr. D. Gary McRae, the 495,021
aggregate amount of shares of Class A Common Stock are beneficially owned as follows:

                                    (i) 59,176 shares of Class A Common Stock
are beneficially owned by Mr. D. Gary McRae directly. Mr. D. Gary McRae has the sole investment power to dispose or direct the disposition of these shares and he has the sole voting power to vote or direct the voting of these shares.

                                    (ii) 4,000 shares of Class A Common Stock
are owned by Mr. D. Gary McRae's minor children and 1,111 shares of Class A Common Stock are owned by his wife. Mr. D. Gary McRae indirectly has the sole investment power to dispose or direct the disposition of these shares and he indirectly has the sole voting power to vote or direct the voting of these shares.

                                    (iii) 430,734 shares of Class A Common Stock
(the Investment Shares) are beneficially owned by Mr. D. Gary McRae as manager of Investment. In such capacity, Mr. D. Gary McRae has the indirect shared investment power to dispose or direct the disposition of these shares and he has the indirect shared voting power to vote or direct the voting of these shares. He shares such indirect investment and voting power with Mr. James W. McRae, his brother.

                           (2) With respect to Mr. James W. McRae, the 478,397
aggregate amount of shares of Class A Common Stock are beneficially owned as follows:

                                    (i) 43,663 shares of Class A Common Stock
are beneficially owned by Mr. James W. McRae directly. Mr. James W. McRae has the sole investment power to dispose or direct the disposition of these shares and he has the sole voting power to vote or direct the voting of these shares.

                                    (ii) 4,000 shares of Class A Common Stock
are owned by Mr. James W. McRae's minor children or children who reside in the same household. Mr. James W. McRae indirectly has the sole investment power to dispose or direct the disposition of these shares and he indirectly has the sole voting power to vote or direct the voting of these shares.

                                    (iii) 430,734 shares of the Class A Common
Stock (the Investment Shares) are beneficially owned by Mr. James W. McRae as manager of Investment. In such capacity, Mr. James W. McRae has the indirect shared investment power to dispose or direct the disposition of these shares and he has the indirect shared voting power to vote or direct the voting of these shares. He shares such indirect investment and voting power with Mr. D. Gary McRae, his brother.

                  (3) With respect to Investment, the 430,734 aggregate amount of shares of Class A Common Stock are beneficially owned by Investment directly. Investment has the sole investment power to dispose or direct the disposition of these shares and Investment has the sole voting power to vote or direct the voting of these shares.

                  (c) During the past 60 days, neither the Managers nor Investment has purchased, sold or otherwise acquired any shares of Class A Common Stock, except as described in Item 3 above.

                  (d) No person other than the Managers and Investment has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Investment Shares reported herein. No person other than Mr. D. Gary McRae and Mr. James W. McRae has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective Distributed Shares and Other Shares reported herein.

                  (e) This paragraph is inapplicable and has been omitted.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Managers, Investment, Lorraine Hamilton McRae and the Estate are party to Investment's Operating Agreement (the "Operating Agreement"), which provides, subject to certain limited exceptions, that the management, operation and control of Investment is vested exclusively with its managers. The Operating Agreement provides that Investment's managers shall be the Managers until such time as there is a change of control of the Issuer. After a change of control of the Issuer, a majority-in-interest of Investment's members may select its managers. The Operating Agreement further provides that no action may be taken by or on behalf of Investment without the approval of a majority of its managers. A copy of the Operating Agreement is attached as Exhibit 2 and is incorporated herein by reference thereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 1   Joint Filing Agreement

              Exhibit 2   Operating Agreement of McRae A Investment Company, LLC




         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       November 15, 2000


                                                 /s/ D. Gary McRae
                                                 -------------------------------
                                                 D. Gary McRae


                                                 /s/ James W. McRae
                                                 -------------------------------
                                                 James W. McRae


                                                 McRae A Investment Company, LLC

                                                 By:  /s/ D. Gary McRae
                                                      --------------------------
                                                      Name:  D. Gary McRae
                                                      Title:  Manager

                                                 By:  /s/ James W. McRae
                                                      --------------------------
                                                      Name:  James W. McRae
                                                      Title:  Manager

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them a statement on Schedule 13D with respect to the Class A Common Stock, $1.00 par value, of McRae Industries, Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

         IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 15th day of November, 2000.


                                           /s/ D. Gary McRae
                                           -------------------------------------
                                           D. Gary McRae


                                           /s/ James W. McRae
                                           -------------------------------------
                                           James W. McRae


                                           McRae A Investment Company, LLC

                                           By:  /s/ D. Gary McRae
                                                --------------------------------
                                                Name:  D. Gary McRae
                                                Title:  Manager

                                           By:  /s/ James W. McRae
                                                --------------------------------
                                                Name:  James W. McRae
                                                Title:  Manager

                                                                       Exhibit 2

                               OPERATING AGREEMENT
                                       OF
                         MCRAE A INVESTMENT COMPANY, LLC
                   A NORTH CAROLINA LIMITED LIABILITY COMPANY


         THIS OPERATING AGREEMENT for MCRAE A INVESTMENT COMPANY, LLC, a North Carolina limited liability company, is entered into, and shall be effective as of the date of the formation of the Company on May 15, 2000, by and among the undersigned parties pursuant to the provisions of the North Carolina Limited Liability Company Act, as amended. In consideration of the mutual promises made herein, the parties hereto hereby agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

         Capitalized words and phrases used in this Agreement shall have the meanings set forth below:

         1.1 "Act" means the North Carolina Limited Liability Company Act, as amended.

         1.2 "Additional Members" is defined in Section 3.3.

         1.3 "Additional Units" means the Units issued pursuant to Section 3.3.

         1.4 "Affiliate" of a specified Person means any other Person who directly or indirectly controls, is controlled by, or is under common control with such specified Person, including employees and other agents of such Person. For this purpose, "control" of a Person means possession, directly or indirectly (through one or more intermediaries), of the power to direct or cause the direction of management and policies of such Person through ownership of voting securities (or other ownership interests), contract, voting trusts or otherwise.

         1.5 "Agreement" means this Operating Agreement as amended from time to time.

         1.6 "Approval" means, with respect to a Member or a Manager (as the case may be), either the written consent of such Person or the affirmative vote of that Person at a meeting, as the case may be, to do that for which the Approval of such Person is given. "Approve" means, with respect to a Member or a Manager (as the case may be), giving Approval for any such action. To be Approved by, or receive the Approval of, the Members or the Managers requires the requisite level of Approval of the Members or the Managers provided in
Article VI and Article VII of this Agreement or as otherwise expressly provided in this Agreement, the Act or other applicable law.

         1.7 "Assignee" means a Person to whom all or part of a Member's Interest has been Transferred, but who has not been admitted as a Substituted Member.

         1.8 "Bankruptcy" means, with respect to any Person, a "Voluntary Bankruptcy" or an "Involuntary Bankruptcy." A "Voluntary Bankruptcy" means, with respect to any Person, the (a) institution (or consenting to the institution) of proceedings or filing an answer or other pleading to be adjudicated a bankrupt or insolvent or seeking for such Person any liquidation, winding up, dissolution, reorganization, rearrangement, adjustment, protection, composition or other similar relief of such Person or such Person's debts under any Bankruptcy Law; or (b) seeking, consenting to, or acquiescing in any entry of an order for relief or the appointment of a receiver, trustee, liquidator, custodian or other similar official for such Person or all or any substantial part of such Person's property under any Bankruptcy Law. An "Involuntary Bankruptcy" means, with respect to any Person, without the consent of such Person, (i) the entering of an order for relief or approving a petition or other pleading for relief or reorganization or any other petition or other pleading seeking any liquidation, winding up, dissolution, reorganization, rearrangement, adjustment, composition or other similar relief against such Person under any Bankruptcy Law; (ii) the filing of any such petition or other pleading against such Person which petition is not dismissed within 60 days of such filing; or
(iii) without the consent or acquiescence of such Person, the entering of an order appointing a receiver, trustee, liquidator, custodian or other similar official for such Person or of all or any substantial part of such Person's property, which order is not dismissed within 60 days of the date it is entered.

         1.9 "Bankruptcy Law" means any law relating to bankruptcy, insolvency, reorganization, liquidation or other relief of debtors, including Title 11 of the United States Code, as amended.

         1.10 "Capital Account" means, with respect to a Member, that account determined pursuant to Section 3.5 to reflect such Member's capital interest in the Company.

         1.11 "Capital Contribution" means, with respect to a Member, the amount of cash and the fair market value (as determined by the Members) of the Property (other than cash) (net of any liabilities secured by such Property or to which the Property is subject as provided by Regulations section 1.704-1(b)(2)(iv)(b)(2)) contributed to the Company with respect to such Member's Interest. "Capital Contributions" means, with respect to a Member, that part of such Member's Capital Contribution made at a given time.

         1.12 "Change of Control" means and refers to either (a) the sale by McRae Industries, Inc., in a single transaction or series of related transactions, of assets representing at least 70% of the fair market value of the gross assets owned by McRae Industries, Inc. (undiminished by liabilities) and at least 90% of the fair market value of the net assets owned by McRae Industries, Inc. to one or more entities which are not Affiliates of McRae Industries, Inc. or controlled by members of the McRae Family or (b) the acquisition of beneficial ownership of outstanding voting securities of McRae Industries, Inc. possessing in excess of fifty percent (50%) of the total combined voting power of all classes of outstanding stock of McRae Industries, Inc. entitled to vote by any Person and its "affiliates" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended from time to time) or any "group" (as defined in Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended from time to time); provided, however, for purposes of determining such percentage ownership (but not the number of shares outstanding or the total combined voting power thereof), voting securities beneficially owned by members of the McRae Family or an entity owned or controlled by members of the McRae Family shall be excluded. For the purposes of this definition only, the "fair market value" of a particular asset shall mean the present value of the sales price of such asset being sold and the appraised value of any asset not being sold.

         1.13 "Code" means the Internal Revenue Code of 1986, as amended.

         1.14 "Company" means McRae A Investment Company, LLC, a North Carolina limited liability company formed under the Act or any other successor limited liability company.

         1.15 "Disability" means, with respect to a person, the inability of such person, because of mental or physical illness, emotional condition or other incapacity (or any combination thereof) to devote at least 30 hours per week to such person's various business interests for a continuous period of 90 days or for 120 days of a continuous period of 180 days.

         1.16 "Dissolution Event" is defined in Section 10.1.

         1.17 "Distribution" or "Distributions" means any cash or other Property (net of any liabilities secured by such Property or to which such Property is subject as provided by Regulations section 1.704-1(b)(2)(iv)(b)(5)) distributed to a Member by the Company on account of that Member's Interest as provided in
Article V or Section 10.2(c). "Distribute" means to make one or more Distributions.

         1.18 "Fiscal Year" means the annual accounting period of the Company, which shall be the calendar year or such portion of a calendar year during which the Company is in existence.

         1.19 "Manager" means each of those Persons appointed and holding the position of Manager hereunder as provided in Section 6.2(a).

         1.20 "McRae Family" means Branson J. McRae, the spouse of Branson J. McRae and the lineal descendants of Branson J. McRae and the spouse of Branson
J. McRae, the respective personal representatives and estates of any of the foregoing and any trusts, custodial or other fiduciary accounts for the primary benefit of the spouse of Branson J. McRae and/or the lineal descendants of Branson J. McRae.

         1.21 "Interest" of a Member at any time means the entire ownership interest of such Member in the Company at such time, including all benefits to which the owner of such Interest is entitled under this Agreement and applicable law, together with all obligations of such Member under this Agreement and applicable law.

         1.22 "Majority-in-Interest" of the Members as of any particular time means the Members then owning more than 50% of the Units owned by all Members as of such time.

         1.23 "Members" means the parties hereto and those Persons who subsequently are admitted as Additional Members or Substituted Members. "Member" means any one of the Members.

         1.24 "Percentage Interest" means, with respect to a Member, as of any particular time, that fraction, expressed as a percentage, having as its numerator the number of Units owned by such Member and having as its denominator the total outstanding number of Units owned by all of the Members.

         1.25 "Person" means any natural person or Organization. "Organization" means any corporation, partnership, joint venture or enterprise, limited liability company, unincorporated association or organization, trust, estate or other entity.

         1.26 "Property" means all (or such lesser amount as indicated by the context used herein) property (real, personal, tangible or intangible) owned from time to time by the Company as a result of Capital Contributions, operations or otherwise.

         1.27 "Pro Rata" means in proportion to the Members' respective Percentage Interests.

         1.28 "Regulations" means the final and temporary regulations of the U.S. Department of the Treasury promulgated under the Code.

         1.29 "Reserves" means funds or amounts set aside or otherwise allocated for working capital and to pay taxes, insurance, debt service, replacements, renewals and acquisitions, and future, anticipated, unforeseen and contingent obligations and all other costs and expenses incident to the Company's operations and ownership of the Property. The amount of Reserves shall be established by the Managers from time to time based on their good faith estimates of the reasonable needs of the Company therefor.

         1.30 "Substituted Member" means any Person who is admitted as a Substituted Member pursuant to Section 9.1.

         1.31 "Transfer" means (a) as a noun, any voluntary or involuntary transfer, sale, assignment, alienation, gift, donation, grant, conveyance, lease, exchange, mortgage, pledge, encumbrance, hypothecation or other disposition of any kind, including dispositions by operation of law or legal process, and (b) as a verb, the act of making any voluntary or involuntary Transfer.

         1.32 "Units" means the shares into which Interests are divided.


                                   ARTICLE II
                              ORGANIZATION AND TERM

         2.1 Company Purpose. The purpose of the Company is to invest and reinvest the Property for the benefit of the Members and to engage in any lawful business for which a limited liability company may be organized under the Act.

         2.2 Place of Business. The principal place of business of the Company shall be located at 409 North Main Street, Mount Gilead, North Carolina. The Managers at any time may establish and close other offices and places of business and change the principal place of business of the Company to any other place.

         2.3 Filings and Fees. The Managers, or other appropriate officers, shall execute and file for recordation in the office of the appropriate authorities such reports (including the annual report to be filed in accordance with section 57C-2-23 of the Act), disclosures, certificates and other forms, schedules, instruments and documents as are required by applicable law or regulation or which otherwise may be necessary or appropriate with respect to the formation of, and conduct of business by, the Company. The Managers, or other appropriate officers or agents of the Company, also shall cause the Company to pay all fees, taxes and other charges, including professional fees, incurred in connection with the preparation and filing of such reports, certificates, disclosures, forms, schedules, instruments and other documents (collectively, "Fees"). Each Member may make, or cause to be made, any such filing and have the Company pay any of such Fees.

         2.4 Title to Property. The Property shall be owned by the Company as an entity, and no Member shall have any ownership interest in the Property in that Member's individual name or right, and each Member's Interest shall be personal property for all purposes. The Company shall hold the Property in the name of the Company and not in the name of any Member.

         2.5 Other Business Ventures and Activities; Conflicts of Interest. Each Member, the Managers and the Affiliates of each Member and the Managers may engage, invest or possess an interest in other business ventures (including future ventures) or transactions of any kind, nature or description, independently or with others, whether (a) such ventures are competitive with the Company or otherwise or (b) the operations or property of such ventures are transacted or located in the market area or vicinity of or adjacent to any Property or any area in which the Company engages in business. The fact that a Member, the Managers or any Affiliate of a Member or the Managers may take advantage of such opportunities, either alone or with other Persons, including Organizations in which such Member, Manager or Affiliate has an interest, and not offer such opportunities to the Company or to the other Members, shall not subject such Member, Manager or Affiliate to liability to the Company or to the other Members on account of any lost opportunity. Neither the Company nor any Member or Manager shall have any right by virtue of this Agreement, or the relationship created hereby, in or to such ventures, investments or other opportunities, or to the income or profits derived therefrom, and the pursuit of such ventures, investments or other opportunities even though competitive with the business of the Company, shall not be deemed wrongful or improper or in violation of this Agreement or any rights of the Company or the Members under the Act or other applicable law.

         2.6 Limitation of Liability. Except as otherwise expressly provided herein or required by applicable law, neither any Manager (or former Manager) nor any Member (nor former Member), as such, shall be bound by, or be personally liable for, the liabilities or obligations of the Company or other Members or the Managers, or be required to lend any funds to (or provide any guarantees on behalf of) the Company, without the prior written consent of such Member or Manager. Neither any Manager nor any Member shall have any obligation to make Capital Contributions to the capital of the Company except Capital Contributions required pursuant to Sections 3.2 and 3.3 or that may be required (a) to return the amount of any "wrongful distribution," within the meaning of section 57C-4-07 of the Act, received by such Member; or (b) under Section 3.4 with respect to the withholding by the Company of income taxes.

         2.7 Expenses. The Company shall pay all costs and expenses arising from the organization and operations of the Company. The Company shall reimburse the Managers and other officers of the Company for reasonable out-of-pocket expenses so incurred by them on behalf of the Company.

                                   ARTICLE III
                    MEMBERS' CAPITAL CONTRIBUTIONS AND UNITS

         3.1 Names, Addresses and Percentage Interests of Members. The name, address, number of Units and Percentage Interest owned by each Member as of the date of Schedule 1 hereto, as amended from time to time, are as set forth thereon. In the event of any change with respect to the information stated on
Schedule 1 hereto, the Company shall promptly (i) amend Schedule 1 to reflect such change and (ii) provide a copy of the revised Schedule 1 to each of the Members; provided, however, the failure of the Company to amend Schedule 1 or provide a revised copy of Schedule 1 to the Members shall not prevent the effectiveness of or otherwise affect the underlying adjustments that would be reflected in such an amendment to Schedule 1.

         3.2 Initial Capital Contributions. Concurrently with the execution of this Agreement, each Member shall make the initial Capital Contributions provided in Schedule 1 hereto and shall be credited in exchange therefor with
(a) the number of Units originally specified on Schedule 1 hereto and (b) the aggregate agreed net value of such Capital Contributions in the computation of such Member's Capital Account. Schedule 1 shall set forth the particular assets each Member is contributing to the Company, such Member's adjusted federal income tax basis in each such asset, the amount the Members agree to be the fair market value of such asset as of the date of its contribution to the Company, and the liabilities of such Member that the Company will assume or to which such assets contributed are subject.

         3.3 Additional Capital Contributions. The Managers may Approve the issuance or sale (or the contracting for the sale) of Additional Units and determine the price per Additional Unit, to whom they are to be issued (without the current Members having preemptive or similar rights), and other terms relative to the issuance or sale thereof (including whether payment for some or all such Additional Units may be made in the form of property other than cash or cash equivalents). Those Persons who were not previously Members who receive Additional Units pursuant to this Section 3.3 shall, upon satisfying such conditions that may be required by the Managers for the issuance of such Additional Units, be admitted as Members ("Additional Members") with all rights, duties, privileges and obligations thereof.

         3.4 Withholding of Income Taxes. If the Company is required to withhold and remit any federal, state, foreign or local income taxes levied on all or part of a Member's allocable share of net income and gains, such withholding by the Company shall be treated as a Distribution to the Member for whom such withholding is made and shall proportionately reduce the amount of Distributions to be paid directly to such Member. If the Managers determine that the Company lacks sufficient funds to make Distributions in an aggregate amount that would allow for any such withholding, the Member for whom such withholding is to be made shall make Capital Contributions of cash or immediately available funds in the amount needed by the Company after said Distributions have been made to satisfy such withholding liability within 10 days after being so notified by the Company. Should a Member fail to timely make any such Capital Contributions, such Member shall be in default and shall indemnify and hold the Company, the Managers and the other Members harmless for any costs, penalties, payments or damages incurred by the Company, the Managers or the other Members as a result of such failure, and such Member shall pay the Company interest in respect to any disbursements by the Company as a result of such Member failing to timely make the Capital Contributions required by this Section 3.4 at the lower of 18% per annum, compounded monthly, or the highest rate of interest allowed by applicable law. The Managers shall have the authority to apply any Distributions to which such defaulting Member would otherwise be entitled towards the satisfaction of the liabilities incurred by such Member under this Section 3.4 to the Company.

         3.5 Capital Accounts. There shall be established on the books and records of the Company a separate Capital Account for each Member. The Capital Account of each Member shall be determined and maintained in the manner provided in section 1.704-1(b)(2)(iv) of the Regulations.

                                   ARTICLE IV
                        ALLOCATION OF PROFITS AND LOSSES

         The Company's net income, gains, losses, expenditures, deductions, or items thereof, for each Fiscal Year shall be allocated Pro Rata by the Company to the respective Capital Accounts of the Members (including Persons who were Members during such Fiscal Year); provided, however, the Company shall have the authority to make any adjustments to such allocations that the Company determines to be necessary or advisable to cause the Members' respective Capital Account balances, and the allocations made thereto, to conform (to the extent possible) to the principles of section 704 of the Code and the Regulations promulgated thereunder.

                                                     ARTICLE V
                                           NONLIQUIDATING DISTRIBUTIONS

         5.1 Available Cash. All Available Cash shall be Distributed Pro Rata to the Members no later than seven (7) days prior to each date on which quarterly estimated federal income tax payments are required to be made by individuals and at such other times and in such amounts as may be determined by the Managers from time to time. For this purpose, "Available Cash" means all cash funds of the Company from operations, refinancings or otherwise at any particular time legally available for Distribution after the Managers make reasonable provision for (a) payment of all operating expenses of the Company as of such time, (b) payment of all outstanding and unpaid current obligations of the Company as of such time and (c) Reserves, if any.

         5.2 Non-Cash Distributions. Except as otherwise provided in this
Section 5.2, each Member must look solely to the Property of the Company for the return of that Member's Capital Contribution and shall have no right or power to demand or receive Property other than cash from the Company. However, the Managers may cause the Company to Distribute Property other than cash, provided that such non-cash Distributions, for each asset (or group of assets that are entirely fungible), are made Pro Rata among the Members and otherwise conform with the principles of Section 5.1.

                                   ARTICLE VI
                                   MANAGEMENT

         6.1 Management and Control. Except to the extent otherwise expressly provided in this Agreement, the Articles of Organization or required by the Act or other applicable law, the management, operation and control of the Company, its business and the Property shall be vested exclusively in the Managers. All powers of the Company for which Approval by the Members to the exercise thereof is not expressly required by this Agreement, the Articles of Organization, the Act or other applicable law, shall be exercised by, or under the authority of, and the business and affairs of the Company shall be managed by, or under the direction and control of, the Managers in a manner consistent with the terms, provisions and conditions of this Agreement, the Articles of Organization and the Act. The acts of the Managers, or either one of them, in carrying on the business and activities of the Company (and the management, operation and control thereof) as authorized herein shall bind the Company. Unless authorized to do so by the Managers, no Member acting in such capacity shall have any power or authority to act for, or to assume any obligation or responsibility on behalf of, the Company or any of the Members, or to otherwise bind the Company, or any of its Members, in any way. Any act of a Member in contravention of this Section
6.1 shall be null and void and without force and effect.

         6.2 Appointment; Number; Term; Resignation and Removal of Managers.

         (a) Appointment; Number and Term

                  (i) Prior to a Change of Control. Prior to a Change of Control, the Managers of the Company shall be Daniel Gary McRae and James William McRae. In the event either Daniel Gary McRae or James William McRae (but not both) shall at any time prior to a Change of Control cease or fail to serve as Manager for any reason whatever, then the other of them shall serve alone as Manager. In the event that both Daniel Gary McRae and James William McRae shall at any time prior to a Change of Control cease or fail to serve as Manager for any reason whatever, then Gail McRae Hutchinson shall serve alone as Manager. In the event that Gail McRae Hutchinson shall at any time prior to a Change of Control cease or fail to serve as Manager for any reason whatever, then Sandra McRae Harris shall serve alone as Manager. Each Person designated as a Manager under this Section 6.2(a)(i) shall serve in such capacity until the earliest to occur of (i) such Person's death, Disability or Bankruptcy or (ii) such Person's resignation as a Manager in accordance with the terms of Section 6.2(b). Without limited the generality of the foregoing, the Parties hereto agree that prior to a Change of Control, the Members may not remove any of the Managers designated under this Section 6.2(a)(i).

                  (ii) After a Change of Control. After a Change of Control, the Company shall have the number of Managers as shall be Approved by a Majority-in-Interest of the Members (including any Members who are serving as Managers). A Manager need not be a Member. The Managers shall be appointed at the annual meeting of the Members and shall be appointed by a plurality of the Units voted by the Members entitled to vote in the appointment of Managers at a meeting of the Members at which a quorum is present. Each Person designated as a Manager under this Section 6.2(a)(ii) shall serve in such capacity for a term beginning on the effective date of such Person's appointment as a Manager and ending at the next annual meeting of the Members. Notwithstanding the stated terms of Managers, a Person serving as a Manager shall continue to serve as such after the expiration of such Person's stated term until such Person's successor is appointed or there is a decrease in the number of Managers eliminating such Person's position, and a Person shall cease to serve as a Manager upon such Person's death, Disability or Bankruptcy or upon such Person's resignation or removal as a Manager in accordance with the terms of Section 6.2(b) and 6.2(c), respectively.

         (b) Resignation. At any time (prior to or following a Change of Control), a Manager may resign as a Manager by giving written notice thereof to the remaining Managers and the Members. Such resignation shall be effective on the date such notice of resignation is delivered to the remaining Managers and the Members or such later date specified therein. The resignation of a Manager who is also a Member shall not affect such Person's interest or rights as a Member.

         (c) Removal of a Manager. The Members at any time after a Change of Control may remove a Manager for or without cause upon Approval of a Majority-in-Interest of the Members (including any Members who are serving as Managers). The removal of a Manager, as provided in this Section 6.2(c), who is also a Member shall not affect such Person's Interest or rights as a Member.

         (d) Vacancies. After a Change of Control, a vacancy in the number of Managers that the Company is to have under Section 6.2(a)(ii) may be filled at any time by the Approval of a majority of the remaining Managers. A Majority-in-Interest of the Members (including any Members who are serving as Managers) may elect a Manager at any time to fill any vacancy not filled by the Managers.

         6.3 Meetings of the Managers.

         (a) Meetings. The Managers shall meet at least annually at such time and place as they may mutually agree to review the acquisition, investment, maintenance, preservation and operation of the Company Assets and to make decisions related to the Company.

         (b) Voting; Proxies. Each Manager shall be entitled to one vote at meetings of the Managers. At all meetings of the Managers and in connection with written consents executed in lieu thereof in accordance with Section 6.3(d), a Manager may vote in person or by proxy executed in writing by such person and exercised by that person's duly authorized representative.

         (c) Participation by Conference Telephone. Any one or more of the Managers may participate in a meeting of the Managers by means of a conference telephone or similar communication device that allows all persons participating in the meeting to simultaneously hear each other during the meeting, and such participation in the meeting shall be the equivalent of being present in person at such meeting.

         (d) Action by Managers Without a Meeting. Any action required or permitted to be taken at a meeting of the Managers may be taken without a meeting if one or more proposed written consents, setting forth the action so taken or to be taken, (i) is sent to all of the Managers, (ii) is signed by those Managers (or the duly authorized representative or representatives thereof as provided by Section 6.3(b)) having the voting interest required to Approve or adopt such action, and (iii) such signed written consent is included in the Company's permanent records. Action taken under this Section 6.3(d) shall be effective when the Managers needed to Approve such action or matter have signed the proposed written consent or counterpart thereof, unless the written consent specifies that it is effective as of an earlier or later date. The written consent on any matter pursuant to this Section 6.3(d) has the same force and effect as if such matter was voted upon at a duly called meeting of the Managers and may be described as such in any document or instrument.

         6.4 Authority; Duties and Obligations of Managers.

         (a) General. The Managers, or any one of them, shall take all actions which may be necessary or appropriate for the conduct of the Company's business and the acquisition, investment, reinvestment, maintenance and preservation of the Property, in accordance with the provisions of this Agreement, the Act and other applicable laws and regulations.

         (b) Authority. Each Manager shall be an executive of the Company and, subject to the provisions of this Agreement and the direction and control of the Managers collectively, shall supervise and control the management of the Company and the conduct of its day-to-day operations and affairs and take such actions as may be necessary or appropriate to execute the policies, directives and requirements of this Agreement and of the Managers. No action may be taken by or on behalf of the Company (including by individual Managers) without the Approval of a majority of the Managers.

         (c) Operation of Company as a Separate Enterprise. The Managers shall cause the Company to conduct its business and operations separate from that of any of the Managers, Members or Assignees, or the Affiliates of any of the Managers, Members or Assignees, including (i) segregating the Property and not allowing funds or other Property to be commingled with the funds or other assets of, owned by, or registered in the name of, a Manager, Member or Assignee or any Affiliate of a Manager, Member or Assignee; (ii) maintaining books, bank accounts, and financial records of the Company separate from those of any Manager, Member or Assignee and the Affiliates of any Manager, Member or Assignee; (iii) observing all Company procedures and formalities, including maintaining current records of Company affairs and minutes of Company meetings and written consents of the Managers and Members; (iv) acting on behalf of the Company pursuant to, and in accordance with, this Agreement; (v) causing the Company to pay its liabilities from the Property; (vi) causing the Company to conduct its dealings with third parties in its own name and in all respects hold itself out as a separate and independent legal entity; and (vii) engaging in transactions with any Manager, Member or Assignee, and the Affiliates of any Manager, Member or Assignee, only on arm's length terms.

         (d) Time Devoted to Company Affairs; Compensation. The Managers shall manage and supervise the effective operations and business of the Company in accordance with the terms of this Agreement. They shall not be required to devote their full time to the affairs of the Company, but shall devote such time to the affairs of the Company as is necessary to manage and supervise the operations and affairs of, and otherwise discharge their responsibilities to, the Company in accordance with the terms of this Agreement. The Managers may delegate to other Persons, including committees and subcommittees, so much of such responsibilities as provided herein as they deem necessary, appropriate or convenient for the efficient administration and management of the Company, subject to the control of such Persons by the Managers. The Company may compensate the Persons serving as Managers for their services as such upon the Approval of a majority of the Managers.

         (e) Standard of Care; Fiduciary Duty. The Managers shall conduct the business of the Company in good faith and with the care that an ordinary prudent person would exercise in a like position, under similar circumstances and in a manner they reasonably believe to be in the best interests of the Company, including the safekeeping and use of all Company funds and other Company Assets and the use thereof for the exclusive benefit of the Company. In performing their duties to the Company, the Managers shall be entitled to consult with and rely on the information, opinions, records, reports or statements prepared or presented by attorneys, accountants, and brokers and agents, appraisers or other professionals or any other Person as to matters which they reasonably believe to be within the competence of such professional or other Person unless they have actual knowledge concerning the matter in question that would cause such reliance to be unwarranted. This Section 6.4(e) is intended to conform with section 57C-3-22 of the Act and shall be interpreted consistently therewith, but with the exclusion from this application (and the application of section 57C-3-22(e) of the Act) of any activity or investment of a Manager permitted under or described in Section 2.5.

         (f) Deposits. All funds of the Company not otherwise employed or invested shall be deposited from time to time to the credit of the Company in the Company's bank accounts or invested in a manner Approved by the Managers.

         6.5 Maintenance of Entity Status.

         (a) Tax Classification. The Managers at all times shall use their best efforts to cause the Company to comply with such conditions as may be required from time to time to have the Company classified as a partnership for federal income tax purposes and not as an association taxable as a corporation.

         (b) State Compliance. The Managers shall take all action which shall be necessary or appropriate for the continuation of the Company's valid existence as a limited liability company under the laws of the State of North Carolina and any other jurisdiction in which the Company does business and shall take no action which would adversely affect the limited liability of the Members.

         6.6 Manager Certifications. Any Person dealing with the Company may rely (without duty of further inquiry) upon a certificate issued by the Company that is signed by either of the Managers as to any of the following:

         (a) the identity of any Member, or Manager or other agent of the Company;

         (b) the existence or nonexistence of any fact or facts which constitute(s) a condition precedent to acts by the Managers or the Members or which is in any other manner germane to the affairs of the Company;

         (c) the Person or Persons who is authorized to execute and deliver any instrument or document of the Company; or

         (d) any act or failure to act by the Company or any other matter whatsoever involving the Company.

         6.7 Exculpation and Indemnification.

         (a) Generally. Except as provided in the last sentence of this Section 6.7(a) and as limited, if at all, by the Articles of Organization, the Managers (hereinafter collectively referred to as the "Indemnitees") shall not have any liability, responsibility or accountability for damages or otherwise, to any Member, the Company, its receiver or trustee (in the event there is one), and the Company (or its receiver or trustee, as the case may be) agrees to indemnify, pay, protect and hold harmless each Indemnitee (on the demand of and to the satisfaction of such Indemnitee) from and against any liabilities, obligations, losses, damages, penalties, actions, claims, judgments, settlements, proceedings, costs, expenses and disbursements of any kind or nature whatsoever, including all reasonable attorneys' fees, costs and expenses of defense, appeal, and settlement of any suits, actions or proceedings instituted against such Indemnitee or the Company and all costs of investigation in connection therewith (hereinafter in this Section 6.7 collectively referred to as "liabilities") that may be imposed on, incurred by, or asserted against an Indemnitee or the Company that in any way relates to or arises out of, or is alleged to relate to or arise out of, any action or inaction on the part of the Company or an Indemnitee acting on behalf of the Company. Notwithstanding the foregoing, each Indemnitee shall be liable, responsible, and accountable, and neither the Company, nor, if applicable, its receiver or trustee, shall be liable to any such Indemnitee for any portion of such liabilities, that resulted from such Indemnitee's own fraud, bad faith, willful misconduct (meaning such acts or omissions that the Indemnitee knew at the time thereof that such acts or omissions were clearly in conflict with the interests of the Company) or transactions from which such Indemnitee derived an improper personal benefit or other acts or failures to act for which the Act or other applicable law does not permit such Indemnitee to be exculpated or indemnified as determined by a court of competent jurisdiction.

         (b) Advance Payment. The right to indemnification conferred by this
Section 6.7 shall include the right to be paid or reimbursed by the Company the reasonable expenses of the type entitled to be indemnified under this Section
6.7 (including the right to employ, at the expense of the Company, separate counsel of the Indemnitee's choice in any such action, suit or proceeding described in Section 6.7(a)) incurred by an Indemnitee who was, is or is threatened to be made a named defendant or respondent in a proceeding in advance of the final disposition of the proceeding and without any determination as to the Indemnitee's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such Person in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of a written affirmation by such Person of his good faith belief that he has met the standard of conduct necessary for indemnification under this Section
6.7 and a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this Section 6.7 or otherwise.

         (c) Indemnification Rights Limited to Company Assets. The satisfaction of the obligations of the Company (or its receiver or trustee, as the case may be) under Sections 6.7(a) and 6.7(b) shall be from and limited to the assets of the Company and no Member shall have any personal liability on account thereof.

         (d) Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Section 6.7 shall be cumulative of, and in addition to, any other right which an Indemnitee may otherwise be entitled by contract or as a matter law or equity and shall extend to such Indemnitee's successors, assigns and legal representatives.

         (e) Insurance. The Company may purchase and maintain insurance, at its expense, to protect itself and any Person that may be indemnified under this
Section 6.7.

         6.8 Officers. The Managers may appoint such officers with such titles, authority, powers, duties, compensation and other terms as they may determine to be necessary or appropriate from time to time.

         6.9 Managers' Power of Attorney.

         (a) General.

                  (i) Each Member, by the execution of this Agreement or otherwise becoming a Member of the Company, and each Assignee, does hereby constitute and appoint each of the Managers as such Member's (or Assignee's, as the case may be) true and lawful representative and attorney-in-fact, in its name, place and stead in respect to such Member's (or Assignee's, as the case may be) Interest, with full power and authority to act in that Member's (or Assignee's, as the case may be) name and on such Member's (or Assignee's, as the case may be) behalf in the execution, acknowledgment, and the filing of documents related to the Interest thereof, including the following:

                           (A) Any amendment to the Articles of Organization or
                  this Agreement; provided, that such amendment has been duly authorized in accordance with the terms of this Agreement;

                           (B) Any certificates, instruments and documents,
                  including fictitious name or assumed name certificates, as may be required by or may be appropriate under the laws of the United States of America, North Carolina or any state or other jurisdiction in which the Company is doing or intends to do business in connection with the use of the name of the Company by the Company;

                           (C) Any other instruments which may be required to be
                  filed by the Company under the laws of any state or any governmental agency, or which the Managers deem necessary or advisable to file; and

                           (D) Any documents which may be required to effect the
                  continuation of the Company, the admission of a Substituted Member or an Additional Member or the dissolution or winding up of the Company, provided such continuation, admission or dissolution or winding up has been duly authorized in accordance with the terms of this Agreement.

                  (ii) Coverage. The power of attorney granted pursuant to this
         Section 6.9 by each Member and Assignee to each of the Managers is a special power of attorney coupled with an interest and shall be irrevocable and shall (a) survive and not be affected by the subsequent death; incapacity, disability, dissolution, termination or bankruptcy of the Member or Assignee, as the case may be, granting such power of attorney or the Transfer of all or any portion of such person's Interest and (b) extend to such Member's (or Assignee's, as the case may be) successors, assigns and legal representatives; may be exercised by listing all of the Members (and Assignees, if applicable) executing any instrument with the signature of any duly authorized Manager acting as attorney-in-fact for all of them or by signing separately as attorney for a Member (or Assignee, as the case may be) or for each Member (or Assignee, as the case may be). The above-described power of attorney shall survive the delivery of an assignment of a Member (or Assignee, as the case may be) of the whole or any portion of that Member's Interest, except that where the whole of a Member's (or Assignee's, as the case may be) Interest has been transferred and the transferee is to become a Substituted Member pursuant to the provisions hereof, the power of attorney of the transferor Member (and Assignees, if applicable) shall survive the delivery of such assignment for the purpose of enabling each of the Managers to execute, acknowledge and file any instrument necessary to effect such substitution.

                                   ARTICLE VII
                                     MEMBERS

         7.1 No Right of Control or Right to Bind the Company. Only the Managers and such officers, employees or other agents of the Company authorized by the Managers (or as otherwise provided herein) shall have the authority to bind the Company. No Member, in such capacity, shall (a) take any part in or interfere in any manner with the management, conduct or control of the business or affairs of the Company, (b) take any action to bind or otherwise act for or on behalf of the Company, or (c) have any rights or powers with respect to the Company except those expressly granted to that Member by the terms of this Agreement or those conferred by law. Any act of a Member in contravention of this Section 7.1 shall be null and void and without force or effect.

         7.2 Voting Rights.

         (a) General. Members shall be entitled to one vote for each Unit owned. All Members shall be entitled to vote on any matter submitted to a vote of the Members in accordance with and in the manner provided by this Agreement or the Act (unless such voting is expressly restricted or prohibited herein), but shall have no right to vote on Company matters other than as expressly provided by this Agreement or required by the Act.

         (b) Major Decisions. The Approval of all of the Members shall be required to authorize the Company to undertake any of the following matters on behalf of the Company (collectively, "Major Decisions"):

                  (i) Subject Members to Personal Liability. The knowing performance of any act that would subject the Members to liability in their capacity as Members;

                  (ii) Misapplication of Funds. Employ, or permit to be employed, funds or other Property in any manner except for the benefit of the Company; or

                  (iii) Increase Member Obligations. Materially enlarge the obligations of any Member, including requiring any additional contribution, assessment or payment by a Member not otherwise required under this Agreement, the Articles of Organization, the Act or other applicable law, without the written Approval of such Member.

         7.3 Meetings.

         (a) Annual Meetings. An annual meeting of the Members shall be held each year at such date and time as shall be designated by the Managers for the purpose of appointing Managers of the Company and for the transaction of such other business as may be properly brought before the meeting. The failure to hold an annual meeting does not affect the validity of any limited liability company action.

         (b) Special Meetings. The Managers shall call for special meetings of the Members at such times that they determine to be necessary or appropriate or upon the written request of a Member or Members owning in the aggregate at such time more than 10% of the Units owned by all Members at such time. The Members making a request for a meeting of the Members as provided in this Section 7.3(b) must sign the request and specify therein the purpose or purposes of the proposed meeting. Upon receipt of such request, the Managers shall, at the expense of the Company, provide, or cause to be provided, to each Member, within 10 Business Days of such request, written notice of the meeting as provided in Section 7.3(c) below. Such meeting shall be held at the time (if any) requested by the Members calling such meeting, but in no event less than 15 days or more than 60 days after written notice of such meeting is given to the Members.

         (c) Notice of Meetings. Written notice stating the date, time and place of a meeting shall be given not less than 15 nor more than 60 calendar days before the date thereof by, or on behalf of, the Managers to each Member. The notice of a meeting shall state the purpose or purposes for which the meeting is called.

         (d) Waiver of Notice. Any notice required to be given to any Member under the Act or under this Agreement may be waived in writing by the Member entitled to such notice (whether before, at, or after the meeting). A Member's attendance at a meeting also shall constitute a waiver of any required notice to such Member of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting particular business at the meeting. Any action taken at a meeting at which proper notice was not given to all Members or which all Members did not waive such notice requirement in accordance with this Section 7.3(d) shall be null and void and of no effect whatsoever.

         (e) Place of Meetings; Quorum; Organization; Costs. All meetings of the Members shall be held at the principal office of the Company unless the Managers designate another place for the meeting. Persons representing a Majority-in-Interest of the Members, in person or by proxy, shall be required to constitute a quorum at all Members' meetings. Each meeting of Members shall be presided over by a Manager or, in the absence or at the request of a Manager, by such other Person as a Manager may designate, or in the absence of a Manager and such designation, by any Person selected to preside by a majority of the votes cast for such purpose by the Members at the meeting. The costs of calling and holding a meeting of the Members shall be paid by the Company.

         (f) Voting; Proxies. Each Member shall be entitled to one vote for each Unit that Member owns. At all meetings of the Members and written consents executed in lieu thereof in accordance with Section 7.3(h), a Member may vote in person or by proxy executed in writing by such Member and exercised by that Member's duly authorized representative. Such proxy shall be filed with a Manager before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise validly provided in the proxy.

         (g) Participation by Conference Telephone. Any one or more Members may participate in a meeting of the Members by means of a conference telephone or similar communication device that allows all persons participating in the meeting to simultaneously hear each other during the meeting, and such participation in the meeting shall be deemed the equivalent of being present in person at such meeting.

         (h) Action by Members Without a Meeting. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if one or more proposed written consents setting forth the action so taken or to be taken, (i) is sent to those Members owning Units entitled to vote on such action, (ii) is signed by those Members owning Units entitled to vote on such action, and (iii) such signed written consent(s) is delivered to a Manager to be included in the Company's permanent records. Actions taken under this Section 7.3(h) shall be effective when the Members (or such duly authorized representatives thereof) needed to approve such action or matter have signed the proposed consent or counterpart thereof, unless the written consent specifies that it is effective as of an earlier or later date. The written consent on any matter pursuant to this Section 7.3(h) has the same force and effect as if such matter was voted upon at a duly called meeting of the Members and may be described as such in any document or instrument.

         (i) Scope of Members' Authority. Except as otherwise expressly provided in this Agreement to the contrary, none of the Members shall have any authority to act for, or to assume any obligation or responsibility on behalf of, any Member, the Managers or the Company.

                                  ARTICLE VIII
                                BOOKS AND RECORDS

         8.1 Books and Records. The Company shall maintain, at its principal place of business, books of accounts for the Company which shall show a complete and accurate record of the assets, liabilities, operations, transactions and financial condition of the Company, in accordance with federal income tax accounting rules as provided in this Agreement. The Managers may in their discretion also have the Company's books of account maintained in accordance with generally accepted accounting principles or other method of accounting. Whatever accounting method or methods are adopted by the Managers hereunder shall be consistently applied.

         8.2 Audits; Right of Inspection. No formal independent audit of the books of account of the Company shall be required to be undertaken at the expense of the Company unless determined otherwise by the Managers. Each Member or the authorized representative(s) thereof, however, shall have access to and may inspect and photocopy all books, records and materials of the Company. In addition, any Member may, at such Member's option and expense, conduct audits of the books, records and accounts of the Company. An audit by a Member may be conducted by any Person or Persons that Member selects.

         8.3 Tax Returns and Information. The Managers shall cause all tax returns that the Company is required to file to be prepared and timely filed (including extensions) with the appropriate authorities. The Company shall cause to be delivered to each Member information pertaining to the Company for the previous Fiscal Year that is necessary for the Members to accurately prepare their respective federal and state income tax returns for such Fiscal Year.

                                   ARTICLE IX
                       TRANSFERS OF INTERESTS; WITHDRAWAL

         9.1 Transfers of Interests.

         (a) Restriction on Transfers. Except as otherwise specifically provided herein, no Member shall Transfer any portion of that Member's Interest except upon, and as provided by the prior written consent of the Managers in their sole and absolute discretion. Such consent may specify the rights and obligations the transferee shall have, including whether the transferee is to be admitted as a Substituted Member, Assignee or a Member with such rights as provided in Section 9.3; if, however, the Approval does not specify otherwise, the transferee shall be admitted as an Assignee. The grant or denial of a Manager's written consent to a proposed Transfer may be made in such Manager's sole and absolute discretion.

         (b) Permitted Transfers to Members of the McRae Family. Any Member may in strict compliance with the provisions of this Section 9.1(b) Transfer all or any portion of such Member's Interest to any member of the McRae Family. In the event that a Member desires to Transfer all or any portion of such Member's Interest to a member of the McRae Family, such Member shall give written notice thereof to the Company setting forth the name and address of the proposed transferee and the Interest proposed to be Transferred to such transferee. In the event that the proposed transferee is not a Member, then prior to Transferring an Interest to such transferee, the transferring Member shall deliver to the Company an agreement, in form and substance satisfactory to the Company, duly executed by such proposed transferee, under the terms of which such transferee joins in the execution of this Agreement and agrees to be bound by all of the terms and provisions of this Agreement (such an agreement is hereinafter referred to as a "Supplementary Operating Agreement"). Upon the delivery to the Company of the fully executed Supplementary Operating Agreement, the Member may Transfer the Interest to such proposed transferee and upon receipt of the Interest, the transferee shall be admitted as a Substituted Member.

         (c) Rights and Obligations of Transferor and Substituted Member. A Substituted Member shall have all the rights and powers, and shall be subject to all the restrictions and liabilities, of the Member from whom the Transferred Interest was acquired relative to such Transferred Interest. The admission of a Substituted Member, without more, shall not release the transferor Member from any liability with respect to the Transferred Interest (or otherwise) that may have existed prior to the substitution of membership.

         9.2 Unauthorized Transfers. Any purported Transfer (an "unauthorized Transfer") of any Member's Interest which did not comply with the conditions set forth in Section 9.1 (a) or 9.1(b) shall be null and void and of no force or effect whatsoever; provided, however, that if the Company is required by a court of competent jurisdiction to recognize an unauthorized Transfer (or if the Member or Members owning a majority of the outstanding Voting Units, excluding the transferor and all Units owned by the transferor at the time of such unauthorized Transfer, elect to recognize such unauthorized Transfer for the limited purposes provided in this Section 9.2), the Person to whom such Interest is Transferred shall have only the rights of an Assignee with respect to the Transferred Interest. Any Distributions with respect to such Transferred Interest may be applied (without limiting any other legal or equitable rights of the Company) towards the satisfaction of any debts, obligations, or liabilities for damages that the transferor or transferee of such Interest may have to the Company.

         9.3 Rights of Assignees. An Assignee shall be entitled only to allocations pursuant to Article IV and Distributions in accordance with this Agreement with respect to the Units (and the interest in the Company that such Units represent) Transferred to such Assignee. An Assignee shall (i) have no right to vote or otherwise participate in Company matters (including having no right to vote on the matters set forth in Article VII), (ii) take no part in the management of the Company's business and affairs or transact any business on behalf of the Company, (iii) have no right to any notices provided hereunder,
(iv) have no power to sign on behalf of, or to bind, the Company, (v) have no right to any information or accounting of the affairs of the Company, (vi) not be entitled to inspect the books or records of the Company and (vii) not have any other rights of a Member under the Act or this Agreement other than those described in the first sentence of this Section 9.3.

         9.4 Withdrawal of Members. Except as provided herein, a Member shall have no right to dissociate, withdraw or withdraw such Member's capital from the Company.

                                    ARTICLE X
                           DISSOLUTION AND WINDING UP

         10.1 Dissolution Events. The Company shall dissolve and commence winding up and liquidating upon the Approval of a Majority-in-Interest of the Members (a "Dissolution Event"). The Dissolution of the Company pursuant to this
Section 10.1 shall be effective on the date such Dissolution Event occurs, but the Company shall not terminate until the Property has been Distributed as provided herein. The Company shall not dissolve due to death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member.

         10.2 Winding Up. Upon the occurrence of a Dissolution Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors and Members, and the Members shall not take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. To the extent not inconsistent with the foregoing, all covenants and obligations in this Agreement shall continue in full force and effect until such time as the Property has been distributed pursuant to this Section 10.2 and the Company is terminated in accordance with the Act. The Managers (or liquidating agent, as the case may be) shall be responsible for overseeing the winding up and dissolution of the Company, shall take full account of the Company's liabilities and Property, shall cause the Property to be liquidated as promptly as is consistent with obtaining the fair value thereof, and shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and Distributed in the following order and priority:

         (a) Creditors. First, to the payment (or reasonable provision therefor) of all of the Company's debts and liabilities to creditors of the Company (including the Members who are creditors); and

         (b) Reserves. Second, to the establishment of any Reserves; and

         (c) Liquidating Distributions. The balance, if any, Pro Rata to the Members.

The costs and expenses relating to the winding up of the Company, if any, shall be borne by the Company.

         10.3 Final Accountings. Upon both the dissolution and termination of the Company, a proper accounting shall be made by the Company from the date of the last previous accounting to the date of the dissolution or termination, as the case may be.

         10.4 No Capital Account Deficit Balance Restoration Obligation. In no event shall any Member be liable with respect to, or be required to contribute capital to restore, a negative or deficit balance in such Member's Capital Account upon the dissolution or liquidation or at any other time of either the Company or such Member's Interest except to the extent such Member expressly agrees thereto in writing to the Company.

                                   ARTICLE XI
                         REPRESENTATIONS AND WARRANTIES

         Each Member, for the benefit of the other Members, the Managers and the Company, hereby makes each of the following representations, warranties and covenants:

         11.1 Investigation. Such Member (a) is financially able to bear all the risks of holding the Interest being acquired for an indefinite period of time;
(b) has such knowledge and experience in financial and business matters to be able to evaluate the merits and risks of the acquisition of such Interest and of making an informed investment decision with respect thereto; (c) has been provided by (or has had access to) all information such Member has requested of the Company and its managers or promoters in connection with the acquisition of such Interest; (d) has been afforded the opportunity to ask questions of, and receive answers from, the managers or promoters of the Company concerning the terms and conditions of this Agreement and the purchase of such Interest; (e) has been given the opportunity to obtain any additional information necessary to verify the accuracy of the information furnished by the Company; and (f) is acquiring such Interest based upon such Member's own investigation of such relevant information (including the foregoing) that such Member deems to be necessary or desirable and in connection therewith has received the full cooperation of and assistance from the Company. The exercise by such Member of rights and the performance of obligations under this Agreement will be based upon that Member's own investigation, analysis and expertise.

         11.2 Purchase for Own Account. Such Member's acquisition of said Interest is being made for that Member's own account for investment, and not with a view to the sale or distribution thereof. Such Member acknowledges that the Interest has not been registered under the Securities Act of 1933 or any state or other federal securities laws, and, in addition to the other restrictions contained herein, any Transfer or offer to Transfer thereof may require appropriate registration or the availability of an exemption from such registration under said laws and the regulations issued thereunder and, therefore, is aware that the Member will be required to bear the financial risks of such investment for an indefinite period of time.

                                   ARTICLE XII
                                  MISCELLANEOUS

         12.1 Notices. Any notice, payment, demand or communication (collectively a "notice") required or permitted to be given by this Agreement or applicable law shall be in writing and sent by first class mail, overnight courier, hand delivery or telephone conversation or facsimile; except, unless waived by the recipient, if such notice is made by telephone conversation or facsimile, such telephone conversation or facsimile shall be followed within 24 hours thereof by written notice sent by first class mail, overnight courier or hand delivery. Charges for any notice hereunder shall be prepaid and addressed as follows, or to such other address as such Person may from time to time specify by notice to the Managers, Members or the Company, as the case may be:

         (a) If to the Company or the Managers, to such Person at the address of its principal place of business set forth in Section 2.2; and

         (b) If to a Member, to the address set forth in Schedule 1 hereto unless the Managers have been notified in the manner provided in this Section
12.1 by a Member of a change in such Member's address for receiving notices hereunder, then to the address most recently designated by such Member in the manner provided in this Section 12.1.

         Unless otherwise indicated herein, any such notice shall be deemed to be delivered, given and received for all purposes as of the date delivered, or if sent by first class mail, five (5) days after the date on which the same was deposited in a receptacle, regularly maintained by the United States Postal Service for the deposit of mail, whichever occurs first.

         12.2 Tax Matters.

         (a) Tax Matters Member. Should the unified audit rules of subchapter C of Chapter 63 of Subtitle F of the Code be applicable (at the election of the Members or otherwise), Lorraine H. McRae shall be the "Tax Matters Member" of the Company in accordance with section 6231(a)(7) of the Code.

         (b) Elections. Except as otherwise provided herein, the Managers shall make any and all elections and other determinations for federal, state, local and foreign tax purposes, on behalf of the Company.

         12.3 No Third Party Beneficiaries. This Agreement is made solely and specifically among and for the benefit of the parties hereto and their respective successors and assigns, and no other Person, unless express provision is made herein to the contrary, shall have any rights, interests or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

         12.4 References to this Agreement; Headings; Scope. Unless otherwise indicated, "Articles," "Sections," "Subsections," and "Clauses" mean and refer to the Articles, Sections, Subsections, and Clauses of this Agreement. Words such as "herein," "hereby," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Agreement as a whole, unless the context otherwise requires. All headings in this Agreement are for convenience of reference only and are not intended to define or limit the scope or intent of this Agreement. This Agreement constitutes the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior understandings and agreements in regard hereto. All exhibits, schedules, instruments and other documents referred to herein, and as the same may be amended from time to time, are by this reference made a part hereof as though fully set forth herein.

         12.5 Construction. Common nouns and pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person, Persons or other reference in the context requires. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party. Any reference to the Act, Code or other statutes, laws, or regulations (including the Regulations), forms or schedules shall include the amendments, modifications, supplements, or replacements thereof. Whenever used herein, "or" shall include both the conjunctive and disjunctive, "any" shall mean "one or more," and "including" shall mean "including without limitation." Unless the context indicates otherwise, "member" or "members" and "limited liability company" or "limited liability companies" shall be substituted in and for references to "partner" or "partners" and "partnership" or "partnerships," respectively, in the Code, Regulations and any pronouncements by the Internal Revenue Service.

         12.6 Construction Relative to Assignees. To the limited extent of the rights provided in Section 9.3 for Assignees, reference herein to Members shall be extended to include Assignees. For example, for purpose of allocations under
Article IV, the references to Units shall include all Units Transferred to Assignees so that an Assignee's Percentage Interest for such purposes shall be that fraction, expressed as a percentage, having as its numerator the Units Transferred to such Assignee and having as its denominator the total outstanding Units. Nothing in this Section 12.6 shall be construed to enlarge the rights of Assignees provided in Section 9.3.

         12.7 Validity of Agreement; Severability. If any provision hereof is invalid or unenforceable for any reason whatsoever, such provision will be fully severable; this Agreement shall be construed and enforced as if such invalid or unenforceable provision were not a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the invalid or unenforceable provision or by its severance from this Agreement. Further, in lieu of such illegal, invalid, or unenforceable provision, there will be automatically, as part of this Agreement, a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

         12.8 Further Action. Each Member and Manager, upon the request of either the Members or the Managers, agrees to perform all further acts and execute, acknowledge, or deliver any instruments or documents and to perform such additional acts as may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement.

         12.9 Governing Law. The validity, construction and interpretation of this Agreement shall be governed by the laws of the State of North Carolina, without reference to its conflict of laws provisions.

         12.10 Costs of Litigation. In any legal or arbitration proceedings, or other actions between the parties to enforce any of the terms or conditions of this Agreement or of any other contract relating to the Company, or any action in any other way pertaining to Company affairs or this Agreement, the prevailing party, in addition to any other damages or compensation received, shall be entitled to recover that party's litigation or arbitration costs, including reasonable attorney's fees, expenses and costs of any appeals.

         12.11 Cumulative Remedies. Each right, power, and remedy of a party provided herein or which exists at law or in equity shall be cumulative and in addition to every other right, power, or remedy such party may have.

         12.12 Counterpart Execution. This Agreement may be executed in any number of counterparts with the same effect as if all of the parties hereto had signed the same document.

         12.13 Specific Performance. Each party hereto agrees that the other parties hereto would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, it is agreed that, in addition to any other remedy to which the parties may be entitled, at law or in equity, the parties shall be entitled to injunctive relief to prevent or remedy breaches of the provisions of this Agreement and to specifically enforce the terms and provisions hereof.

         12.14 No Implied Waiver. The parties hereto shall have the right at all times to enforce the provisions of this Agreement in strict accordance with the terms hereof, and no waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise provided in writing.

         12.15 Amendments. Except as otherwise expressly provided to the contrary in this Agreement or required by applicable law, this Agreement may be amended in whole or in part only by the consent of a majority of the Managers with the Approval of a Majority-in-Interest of the Members; provided, however, that any provisions of this Agreement requiring the Approval of greater than a Majority-in-Interest of the Members may be amended only by the Approval of the Members which meets the specific requirements of the provisions being amended.


                     [SIGNATURE PAGE FOLLOWS ON NEXT PAGE.]

         IN WITNESS WHEREOF, the Company, the Managers and the Members have entered into this Operating Agreement as of the formation of the Company, and hereunto set their hands and seals.

                                             COMPANY:

                                             MCRAE A INVESTMENT COMPANY, LLC


                                             By: s/ Daniel Gary McRae
                                                 -------------------------------
                                                 Daniel Gary McRae, Manager


                                             MANAGERS:


                                             s/ Daniel Gary McRae
                                             -----------------------------------
                                             Daniel Gary McRae


                                             s/ James William McRae
                                             -----------------------------------
                                             James William McRae


                                             MEMBERS:


                                             s/ Lorraine Hamilton McRae
                                             -----------------------------------
                                             Lorraine Hamilton McRae

                                             ESTATE OF BRANSON J. MCRAE


                                             By: s/ Daniel Gary McRae
                                                 -------------------------------
                                                 Daniel Gary McRae,
                                                  Personal Representative


                                             By: s/ James William McRae
                                                 -------------------------------
                                                 James William McRae,
                                                  Personal Representative

                                   SCHEDULE 1
                                NOVEMBER 8, 2000
                           INITIAL MEMBER INFORMATION


                                                                       INCOME TAX     LIABILITIES                PERCENTAGE
NAME AND ADDRESS OF MEMBER        ASSETS CONTRIBUTED                     BASIS          ASSUMED       UNITS       INTEREST
--------------------------        ------------------                   ----------       -------       -----       --------
Lorraine H. McRae                 68,809 shares of Class A common     $311,354.73       None          68,809      15.9748%
Route 2, Box 5022                 stock of McRae Industries, Inc.
Mount Gilead, NC 27306

Estate of Branson J. McRae        361,925 shares of Class A common    $2,102,450.08     None         361,925      84.0252%
c/o Daniel Gary McRae and         stock of McRae Industries, Inc.
James William McRae
P.O. Box 1239
Mount Gilead, NC 27306
                                                                                                     430,734        100%

                                    EXHIBIT A


                     SIGNED COPY OF ARTICLES OF ORGANIZATION
                       OF MCRAE A INVESTMENT COMPANY, LLC,
                               DATED MAY 15, 2000

                             STATE OF NORTH CAROLINA
                      DEPARTMENT OF THE SECRETARY OF STATE

                            LIMITED LIABILITY COMPANY
                            ARTICLES OF ORGANIZATION

Pursuant to ss.57C-2-20 of the General Statutes of North Carolina, the undersigned does hereby submit these Articles of Organization for the purpose of forming a limited liability company.

1.       The name of the limited liability company is: McRae A Investment
         Company, LLC

2. If the limited liability company is to dissolve by a specific date, the latest date on which the limited liability company is to dissolve: (If no date for dissolution is specified, there shall be no limit on the duration of the limited liability company.): perpetual.

3. (Optional) The names and addresses of the initial members of the limited liability company are as follows:

         Estate of Branson J. McRae           Lorraine H. McRae
         P.O. Box 1239                        Route 2, Box 5022
         Mount Gilead, North Carolina 27306   Mount Gilead, North Carolina 27306
         Attn: Daniel Gary McRae

4. The name and address of each person executing these articles of organization is as follows: (State whether each person is executing these articles of organization in the capacity of a member or an organizer.)

         William F. Drew, Jr.
         Bank of America Corporate Center
         100 North Tryon Street, Suite 4200
         Charlotte, North Carolina 28202-4006

         William F. Drew, Jr. is executing these articles of organization in the capacity of an Organizer.

5. The street address and county of the initial registered office of the limited liability company is:

         409 North Main Street
         Mount Gilead, Montgomery County, North Carolina 27306

6. The mailing address IF DIFFERENT FROM THE STREET ADDRESS of the initial registered office is:

         Not applicable.

7.       The name of the initial registered agent is: Daniel Gary McRae.

8.       Check one of the following:

                     (i) MEMBER-MANAGED LLC: all members by virtue of their status as members shall be managers of this limited liability company.

              [X]    (ii) MANAGER-MANAGED LLC: except as provided by N.C.G.S.
         Section 57C-3-20(a), the members of this limited liability company shall not be managers by virtue of their status as members.

9.       These articles will be effective upon filing.

This is the 3rd day of April, 2000.




                                              s/ William F. Drew, Jr.
                                              ----------------------------------
                                              William F. Drew, Jr., Organizer